EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Nine Months Ended September 30, 2013
Earnings:
Income before income taxes	$2,672
Add:
Fixed charges	146
Less:
Income from equity investees	(4)
Capitalized interest	(3)
Income as adjusted	$2,811
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$86
Portion of rents representative of interest factor	57
Capitalized interest	3
Total Fixed Charges	$146
Ratio of earnings to fixed charges	19.3